Exhibit 4.2

Description of Registrant’s Securities

The Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), of American Vanguard Corporation, a Delaware corporation (the “Registrant”) provides that the Registrant may issue up to 40,400,000 shares of Common Stock, par value $0.10 per share. As of December 31, 2023, there are 34,676,787 shares of Common Stock issued (which includes 5,029,182 shares of Common Stock held in treasury). All outstanding shares of Common Stock are fully paid and nonassessable.

The Certificate also authorizes the Registrant to issue up to 400,000 shares of preferred stock, par value $0.10 per share. There are no shares of preferred stock issued or outstanding as of the date hereof.

Holders of Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the Registrant’s stockholders and may not cumulate votes for the election of directors.

Holders of Common Stock are entitled to receive ratably dividends as may be declared from time to time by the Registrant’s Board of Directors out of funds legally available for dividend payments. In the event of the Registrant’s liquidation, dissolution or winding up, after full payment of all liabilities, holders of Common Stock are entitled to share ratably in all remaining assets.

The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

The Common Stock is currently listed on the New York Stock Exchange under the symbol “AVD.”